UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Diversified Restaurant Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

25532M 10 5

(CUSIP Number)

Michael T. Raymond

Dickinson Wright, PLLC

2600 W. Big Beaver Rd., Suite 300

Troy, Michigan 48084-3312

248-433-7274

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 5, 2014 (See Introduction)
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [___].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25532M 10 5
1.	NAMES OF REPORTING PERSON T. Michael Ansley
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	11,106,255 shares
	8.	SHARED VOTING POWER	0 shares
	9.	SOLE DISPOSITIVE POWER	11,106,255 shares
	10.	SHARED DISPOSITIVE POWER	0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,106,255 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	42.40%*
14.	IN

*Based on 26,185,375 shares outstanding as of November 5, 2014, as reported by the issuer in its Form 10-Q for the period ended September 28, 2014.

Introduction

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) is being filed by T. Michael Ansley (“Mr. Ansley” or the “Reporting Person”) with respect to the common stock, par value $0.0001 per share (“Common Stock”) of Diversified Restaurant Holdings, Inc. (the “Issuer”).

The Reporting Person previously entered into a voting agreement, dated January 31, 2013, and amended on March 8, 2013. The agreement granted the Reporting Person voting authority over the shares of Common Stock held by his father Thomas D. Ansley and his brother Mark C. Ansley. The parties agreed to terminate the voting agreement effective December 5, 2014. This Amendment No. 3 is filed to report the change in beneficial ownership attributable to termination of the voting agreement.

Item 1.      Security and Issuer

No change.

Item 2. Identity and Background

No change.

Item 3. Source and Amount of Funds or Other Consideration

No change.

Item 4. Purpose of Transaction

The parties elected to terminate the voting agreement as they determined it is no longer necessary or expedient.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)

The Reporting Person beneficially owns the number of shares of Common Stock reflected in Column 1 of the table below next to his name. Column 2 shows the percentage that such number of shares bears to 26,185,375, which is the total number of shares reflected as outstanding on the Issuer’s Quarterly Report on Form 10-Q for the period ended September 28, 2014.

	Column 1 Number of Shares	Column 2 Percentage of Shares Outstanding
T. Michael Ansley	11,106,255	42.40%*

(b)	The following table summarizes sole and share voting and dispositive power of the Reporting Person.

	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or Direct the Disposition of	Shared Power to Dispose or Direct the Disposition of
T. Michael Ansley	11,106,255	0	11,106,255	0

(c)	On November 24, 2014, Mr. Ansley gifted 20,000 shares of common stock to a charity.

(d)	None.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

None.

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/T. Michael Ansley	December 15, 2014
T. Michael Ansley